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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                 SCHEDULE TO/A

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
          OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

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                           HOUGHTON MIFFLIN COMPANY
                      (Name of Subject Company (Issuer))

                              SORAYA MERGER INC.
                               VIVENDI UNIVERSAL
                     (Names of Filing Persons (Offerors))

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                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

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                                   44156010
                     (Cusip Number of Class of Securities)

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                         GEORGE E. BUSHNELL, III, ESQ.
                     C/O VIVENDI UNIVERSAL HOLDING I CORP.
                        800 Third Avenue, Seventh Floor
                           New York, New York 10022
                           Telephone: (212) 572-7855

                    (Name, address and telephone number of
                   person authorized to receive notices and
                  communications on behalf of filing persons)

                                  COPIES TO:

                             FAIZA J. SAEED, ESQ.
                            CRAVATH SWAINE & Moore
                               825 Eighth Avenue
                         New York, New York 10019-7475
                           Telephone: (212) 474-1000

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                          CALCULATION OF FILING FEE:
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          Transaction Valuation*                 Amount of Filing Fee**
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           $1,839,966,000.00                              $0
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*For purposes of calculating the filing fee only. This calculation assumes the purchase of 30,666,100 shares of common stock of Houghton Mifflin Company subject to outstanding options to purchase shares of common stock of Houghton
             Mifflin Company from Houghton Mifflin Company at the
            tender offer price of $60.00 per share of common stock.
 **The amount of the filing fee, calculated in accordance with Rule 0-11 of the
           Securities Exchange Act of 1934, as amended, equals 1/50
                      of 1% of the transaction valuation.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:.............$367,994   Filing Party:Vivendi Universal
Form or Registration No.:.SC TO-T (005-08062)  Date Filed:.......June 8, 2001

     |_| Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

              Check the appropriate boxes below to designate any
                 transactions to which the statement relates:

              |X| third-party tender offer subject to Rule 14d-1. |_| issuer tender offer subject to Rule 13e-4.
              |_| going-private transaction subject to Rule 13e-3. |_| amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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                                                                             2


          This Amendment No. 1 amends the Tender Offer Statement on Schedule TO initially filed on June 8, 2001, by Vivendi Universal, a societe anonyme organized under the laws of France ("Parent"), and Soraya Merger Inc., a Massachusetts corporation and a wholly owned subsidiary of Parent (the "Purchaser"), relating to the third-party tender offer by Purchaser to purchase all the outstanding shares of Common Stock, par value $1.00 per share, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, as amended, dated as of July 30, 1997 by and between the Company (as defined below) and BankBoston, N.A., as Rights Agent (together, the "Shares"), of Houghton Mifflin Company, a Massachusetts corporation (the "Company"), at a purchase price of $60.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 8, 2001 and in the related Letter of Transmittal, copies of which were filed with the Schedule TO filed on June 8, 2001 as Exhibits (a)(1)(A) and (a)(1)(C), respectively. This Amendment No. 1 is being filed on behalf of Parent and the Purchaser.

ITEM 2.  SUBJECT COMPANY INFORMATION.

          Section 6 of the Offer to Purchase ("Price Range of the Shares; Dividends on the Shares") is hereby amended in its entirety to read as follows:

          The Shares are listed on the NYSE under the symbol "HTN", and have been at all times since September 15, 1967. The following table sets forth, for each of the periods indicated, the high and low sales prices per Share on the NYSE Composite Transactions Tape and the amount of cash dividends paid per Share.

                                                               COMMON STOCK
                                               HIGH     LOW    CASH DIVIDENDS

Fiscal Year Ended December 31, 1999:
     First Quarter............................$47.62    $40.00     $0.125
     Second Quarter...........................$50.31    $42.62     $0.125
     Third Quarter............................$52.50    $40.50     $0.130
     Fourth Quarter...........................$43.25    $34.87     $0.130
Fiscal Year Ended December 31, 2000:
     First Quarter............................$43.88    $38.06     $0.130
     Second Quarter...........................$50.69    $36.88     $0.130
     Third Quarter............................$51.82    $37.75     $0.130
     Fourth Quarter...........................$47.19    $29.50     $0.130
Fiscal Year Ending December 31, 2001:
     First Quarter............................$47.19    $39.25     $0.130
     Second Quarter (through June 7, 2001)....$59.70    $42.90     $0.130


          On May 31, 2001, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price of the Shares on the NYSE Composite Transactions Tape was $54.56 per Share. On June 7, 2001, the last full trading day before commencement of the Offer, the last reported sales price of the Shares on the NYSE Composite Transactions Tape was $59.55 per Share. Stockholders are urged to obtain current market quotations for the Shares.


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Section 10 of the Offer to Purchase ("Source and Amount of Funds") is hereby amended in its entirety and replaced with the following:

          The Offer is not conditioned on any financing arrangements.

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                                                                             3

          The total amount of funds required by the Purchaser to purchase all outstanding Shares pursuant to the Offer and to pay fees and expenses related to the Offer and the Merger is estimated to be approximately $1,839,966,000. The Purchaser plans to obtain all funds needed for the Offer and the Merger through capital contributions or loans that will be made by Parent, either directly or through one or more wholly owned subsidiaries of Parent, to the Purchaser. Parent has sufficient cash on hand to make these contributions or loans and will not be relying on borrowings. Parent does not believe any alternative financing plans are necessary and none exist.


ITEM 11. ADDITIONAL INFORMATION.

          Section 8 of the Offer to Purchase ("Certain Information Concerning the Company") is hereby amended by replacing the last paragraph of such
Section 8 with the following:

          Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Although Parent and the Purchaser do not have any knowledge that any such information is untrue, neither the Purchaser nor Parent has verified such information and neither the Purchaser nor Parent takes any responsibility for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.


ITEM 12.  EXHIBITS.


*(a)(1)(A)     Offer to Purchase dated June 8, 2001.

*(a)(1)(B)     Recommendation Statement on Schedule 14D-9 of the Company dated
               June 8, 2001.

*(a)(1)(C)     Letter of Transmittal.

*(a)(1)(D)     Notice of Guaranteed Delivery.

*(a)(1)(E)     Letter to Brokers, Dealers, Banks, Trust Companies and Other
               Nominees.

*(a)(1)(F)     Letter to Clients for use by Brokers, Dealers, Banks, Trust
               Companies and Other Nominees.

*(a)(1)(G)     Guidelines for Certification of Taxpayer Identification Number
               on Substitute Form W-9.

*(a)(1)(H)     Joint Press Release issued by Parent and the Company on June 1,
               2001.

*(a)(1)(I)     Summary Advertisement published June 8, 2001.

*(a)(1)(J)     Letter to Stockholders of the Company from the Chairman of the
               Board and Chief Executive Officer of the Company dated June 8,
               2001.

(b)            Not applicable.

*(d)(1) Agreement and Plan of Merger dated as of June 1, 2001, among Parent, the Purchaser and the Company.

*(d)(2) Confidentiality Agreement dated January 17, 2001 between Parent, the Company and Havas.

(g)            Not applicable.

(h)            Not applicable.

*  Previously filed.



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                                                                             4

                                  SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SORAYA MERGER  INC.

                                      By:  /s/ Debra Ford
                                         -------------------------------
                                         Name: Debra Ford
                                         Title: President, Treasurer and Clerk


                                    VIVENDI UNIVERSAL

                                      By:  /s/ George E. Bushnell, III
                                         -------------------------------
                                         Name:  George E. Bushnell, III
                                         Title:  Vice President

Dated: June 25, 2001





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                                                                             5


                               INDEX TO EXHIBITS

*(a)(1)(A)     Offer to Purchase dated June 8, 2001.

*(a)(1)(B)     Recommendation Statement on Schedule 14D-9 of the Company dated
               June 8, 2001.

*(a)(1)(C)     Letter of Transmittal.

*(a)(1)(D)     Notice of Guaranteed Delivery.

*(a)(1)(E)     Letter to Brokers, Dealers, Banks, Trust Companies and Other
               Nominees.

*(a)(1)(F)     Letter to Clients for use by Brokers, Dealers, Banks, Trust
               Companies and Other Nominees.

*(a)(1)(G)     Guidelines for Certification of Taxpayer Identification Number
               on Substitute Form W-9.

*(a)(1)(H)     Joint Press Release issued by Parent and the Company on June 1,
               2001.

*(a)(1)(I)     Summary Advertisement published June 8, 2001.

*(a)(1)(J)     Letter to Stockholders of the Company from the Chairman of the
               Board and Chief Executive Officer of the Company dated June 8,
               2001.

(b)            Not applicable.

*(d)(1) Agreement and Plan of Merger dated as of June 1, 2001, among Parent, the Purchaser and the Company.

*(d)(2) Confidentiality Agreement dated January 17, 2001 between Parent, the Company and Havas.

(g)            Not applicable.

(h)            Not applicable.

*  Previously filed.